

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Howard Marks
Chief Executive Officer
StartEngine Crowdfunding, Inc.
3900 West Alameda Avenue
Suite 1200
Burbank, CA 91505

> **Re: StartEngine Crowdfunding, Inc.**
> **Form 10-12G**
> **Filed April 6, 2022**
> **File No. 000-56415**

Dear Mr. Marks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed April 6, 2022

Item 1. Business, page 4

1. You disclose that you "aim to revolutionize the startup financing model by helping both accredited and non-accredited investors invest in private companies on a public platform" and that you began operating in 2015 with several new services offered through 2019. Since you have operations for over seven years, please update this disclosure to provide more timely disclosures of your current operations. In addition, make revisions to your risk factors as appropriate that also emphasize the newness of your operations.

2. We note your disclosure of your StartEngine OWNers Bonus that provides bonus shares to certain individuals. Please provide us with additional information about this program with a view to understanding how you determine when a customer receives shares and

how many they receive. Please also tell us how many shares you have issued pursuant to this program to date. Finally, please tell us whether such issuances were registered or exempt from registration under the Securities Act of 1933 and explain the basis for your determination.

Market, page 6

3. We note your disclosure that you have hosted 71 Regulation A offerings and approximately 704 Regulation Crowdfunding offerings as of December 31, 2021. Please revise to quantify the number of such Regulation A and Regulation Crowdfunding offerings, respectively, that you have hosted and that have been done by entities that are not affiliated with you in any way.

Registered User Base, page 8

4. Please revise this section to described what is required for a customer to be a "registered user." Include a discussion of the terms and fees of any agreement the customer must execute. Also disclose what the average investment of a registered user is in terms of the number of investments made and amount of money invested.

Results of Operations, page 20

5. Please enhance your discussion of year-over-year increases in revenues to provide underlying quantitative metrics, e.g. number of offerings, amounts raised, number of issuers, number of campaign launches, annual memberships, for each revenue component, including Other service revenue, to provide investors with transparency into revenue trends. Refer to Item 303(b)(2) of Regulation S-K.

6. Please provide a discussion of year-over-year changes in your consolidated balance sheets. Refer to Item 303(b) of Regulation S-K.

Critical Accounting Estimates, page 23

7. We note that in 2021 the significant increase in your total assets relates to items for which the underlying carrying value and valuation involves significant estimates. Please enhance your disclosure to more fully address qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available, including why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation. Refer to Item 303(b)(3) of Regulation S-K.

Liquidity and Capital Resources, page 23

8. You disclose that cash provided by financing activities was $3,506,276 for the year ended December 31, 2021, net of offering costs of $11,471,836 compared to cash provided by financing activities of Common Stock of $20,894,201, net of offering costs of $1,691,713 for the year ended December 31, 2020. Please tell us and enhance your disclosure to explain the significant increase in cost of financing and the nature of the expenses incurred. Clarify if the net offering costs of $11,471,836 include proceeds to the selling shareholder for shares of 1,128,085 and if so provide us with the guidance to support your accounting.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 30

9. Please revise to provide the disclosure regarding the independence of your board of directors, as required by Item 7 of Form 10 and Item 407(a) of Regulation S-K.

Related Party Transactions, page F-1

10. We note your disclosure in Item 7 on page 30 of no related party transactions. Please confirm and or update your disclosures accordingly, that none of the service providers for which you do business in your cost of revenues and or operating expenditure qualify as a related party. Refer to ASC 850-10-50.

Note 2 - Summary of Significant Accounting Policies, page F-7

11. Please tell us and disclose your accounting policy for Investments - collectibles, Investments - real estate and Other (current) Assets, including your consideration of applicable ASC disclosure requirements.

12. You disclose on page F-11 that you account for investment stock received from customers as part of platform fee agreements using the cost method, less adjustments for impairment, since the stock received has no readily determinable fair value. You also disclose on page F-9, that investment stock is measured at fair value on a recurring basis and classified as level 3 in the fair value hierarchy. Please clarify your accounting policy for investment stock and update your disclosures accordingly. Refer to ASC 321-10-35-2, ASC 820-10-50 and ASC 825-10-50-8(l).

13. Please update your level 3 range of variables on page F-9 to include the underlying asset value and stated strike price which you identify on page F-11 as a significant unobservable input in the fair value determination and provide a narrative description of the uncertainty of your fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. Refer to ASC 820-10-50-2-bbb(2) and ASC 820-10-50-2-g.

14. Please enhance your disclosures for investments in stock to disaggregate by date of acquisition and or company, cost basis, respective impairments and downward and

upward adjustments recognized, if any, for the periods presented. Please also disclose unrealized gains and losses related to equity securities held at the respective reporting dates. Refer to ASC 321-10-50.

15. We note based on review of your revenue recognition policy that:
    - You provide transfer agent services branded under the name "StartEngine Secure". Related revenues are deferred over 12 months based on the agreed-upon term for such services and the period over which the Company's performance obligations are to be satisfied. And payment for StartEngine Secure services are generally paid via customers' escrow accounts.
    - You offer campaign advertising services branded under the name "StartEngine Promote". Related revenues are earned based on additional investments attributable to the campaign advertising services and recognized throughout the campaign. And that StartEngine Promote fees are charged to the issuers but paid from customers' escrow accounts.

    Please tell us and enhance your disclosures to clarify the following:
    - The nature of your "StartEngine Secure" transfer agent services, "StartEngine Promote" campaign advertising services, and StartEngine OWNers bonus program, including performance obligations, timing, uncertainty, if any, including significant judgments to support the recognition of these revenues.
    - How transaction prices are determined, including if revenues are recognized at a point in time or over time and the basis thereof.
    - How your revenue disclosures depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
    Refer to ASC 606-10-50.

16. We note that accounts receivable, net increased from $751,633 at December 31, 2020 to $1,477,887 at December 31, 2021 and that your allowance for doubtful accounts increased from $90,691 to $347,216 and bad debt expense increased from $72,282 to $118,335, respectively. Please disclose if any accounts are over 90 days and tell us how you accounted for the increase in the allowance of $256,525 since bad debt expense was only $118,335.

Note 3 - Marketable Securities and Investments, page F-14

17. You disclose that marketable securities consist of mutual funds and common stock equities that are tradeable in an active market and that unrealized gains and losses are reported as a component of other income, net in the accompanying consolidated statements of operations. You also disclose that you had $0 in losses on mutual funds held for the year ended December 31, 2021. Please tell us and clarify your disclosure of any unrealized investment gains and to the extent you did not recognize any unrealized gains or losses, please tell us the nature of the investment to support your determination. Please also provide the disclosures as required by ASC 321-10-50-4.

18.   Please tell us and clarify your disclosures accordingly, how the increase in marketable securities from $4,054,542 at December 31, 2021 to $7,081,588 reconciles to the purchase of marketable securities of $3,559,167 as presented in the consolidated statements of cash flows on page F-6.

Note 6 - Stockholders' Equity, page F-15

19.   We note that the range of inputs used in the valuation of stock options granted for 2020 and 2021 as disclosed on page F-17 did not change and that the weighted average grant date fair value of options granted during the years ended December 31, 2021 and 2020 were $8.25 and $2.11 per option, respectively. Please tell us and enhance your disclosures to explain the basis for the increase in the weighted average grant date fair value of options granted during 2021 to $8.25 from $2.11 in 2020.

20.   Please tell us how the aggregate exercise proceeds of $128,323 for the exercise of 213,766 stock options reconciles to the weighted average exercise price of $1.70 and proceeds from the exercise of employee stock options of $164,965 as disclosed in the consolidated statements of cash flows.

Note 7 - Income Taxes, page F-18

21.   We note that you recognized provision expense of $90,862 for the year ended December 31, 2021. Please tell us and enhance your disclosures to explain how your provision expense reconciles to the actual tax rate of (14.84%) as disclosed on page F-19 provision. Refer to ASC 740-10-50-12.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Michele Miller at (202) 551-3368 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Finance